Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

November 21, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Lee and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14:
File Nos. 333-267981 and 811-05186_______

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on November 17, 2022. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Proxy Statement), pertaining to the AST Cohen & Steers Global Realty Portfolio, which was filed with the Commission on October 21, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Reorganization satisfies the requirements of Rule 17a-8 and, as such, would not require a shareholder vote. Shareholders of the AST Cohen & Steers Global Realty Portfolio will receive the N-14 Information Statement.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: Please provide a correspondence letter to the Staff addressing the Staff's comments to the Prospectus/Information Statement. In addition, please remove all brackets and confirm the adequacy of the information provided in the Prospectus/Proxy Statement.

Response: The Registrant affirms.

2.Comment: In Question 2 of the Prospectus/Information Statement, please consider revising the response to provide a comparison of the size of each of the Target and Acquiring Portfolios.

Response: The Registrant has reviewed the disclosure and has revised the response to Question 4 to include the size of each of the Target and Acquiring Portfolios.

3.Comment: In Question 5 of the Prospectus/Information Statement, please consider revising the question to replace the term "benefit" with "effect" or "impact."

Response: The Registrant has revised the disclosure to replace the references to "benefit" with the term "impact."

4.Comment: Please supplementally confirm the basis and that the proposed Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940 (the 1940 Act).

Response: Rule 17a-8 at present allows affiliated investment companies to merge if they are affiliated by reason of having a common investment adviser, common directors, and/or common officers. The Registrant affirms that the Reorganization meets the conditions of Rule 17a-8 under the 1940 Act. Specifically, the Target Portfolio and the Acquiring Portfolio have (i) the same investment advisers, the same directors and officers, (ii) identical management fee rate schedules, (iii) similar investment strategies and fundamental policies.

5.Comment: In response to Question 6, please confirm whether any repositioning is expected prior to the Reorganization. Also, please clarify if this determination of what securities to keep entail disposal and reinvestment transactions with significant brokerage costs.

Response: The Registrant does not expect any repositioning prior to the Reorganization. In addition, the Registrant has revised the disclosure to add a cross reference to the section in the Prospectus/Proxy Statement that addresses estimated brokerage costs and other transaction costs.

6.Comment: In response to Question 8, in lieu of a statement, please revise the response in a chart format.

Response: The Registrant has reviewed the disclosure. The Registrant believes that the statement that discloses the transaction costs that will be paid by Target Portfolio and that all other costs incurred in entering into and carrying out the terms and conditions of the Reorganization will be paid by Prudential Annuities Distributors, Inc. is clearly stated. As such, the Registrant respectfully declines to replace the statement with a chart.

7.Comment: In the "Comparison of Investment Objective and Principal Investment Strategies of the Portfolios" section of the Prospectus/Proxy Statement, please highlight the differences in principal strategies, if any, based on strategy descriptions.

Response: The Registrant has reviewed the disclosure and respectfully submits that the differences in principal strategies is currently included in the "Comparison of Investment Objective and Principal Investment Strategies of the Portfolios" section of the Prospectus/Information Statement." The Registrant respectfully submits additional disclosure is not needed.

8.Comment: In the "Comparison of Investment Management Fees and Total Fund Operating Expenses" section of the Prospectus/Proxy Statement, please add disclosure to the "Shareholder Fees" table stating that expenses are not changing as a result of the Reorganization.

Response: The Registrant has revised the disclosure accordingly.

9.Comment: Please confirm if the data for the Proxy/Information Statement is the most current information. If not, please update.

Response: The Registrant confirms the fee tables include current information.

10.Comment: In the "Annual Portfolio Operating Expenses" table, please clarify why "Other Expenses" are dropping so dramatically. Is the Target Portfolio significantly smaller than the Acquiring Portfolio?

Response: The Registrant submits the Target Portfolio has higher "Other Expenses" due to its size. The Target Portfolio is approximately $82 million while the Acquiring Portfolio is approximately $539 million.

11.Comment: Please confirm the Manager provided, and the Board considered, information regarding any potential adverse impact to shareholders as a result of the Reorganization.

Response: The Registrant affirms. As stated in the "Reasons for the Reorganization" section, the Board considered information regarding any potential adverse impact to shareholders as a result of the Reorganization. The Registrant has enhanced disclosure to clarify.

12.Comment: To the extent that the Portfolios pay financial intermediaries pursuant to N-1A Item 8, please include disclosure regarding intermediary compensation, as appropriate.

Response: The Registrant respectfully submits that disclosure regarding financial intermediaries (as required by Item 8 of Form N-1A) is incorporated into the N-14 by reference to the Prospectus. Information regarding financial intermediaries is covered by Item 8 of Form N-1A and Item 5(a) of Form N-14. Form N-14 specifically provides that "a registrant may, if it so elects, incorporate by reference the prospectus, the corresponding SAI, or reports, or any information in the prospectus, the corresponding SAI, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14 of this Form [N-14]." As such, the Registrant submits that incorporation of the Prospectus by reference satisfies the disclosure required by Items 5, 6, and 11 through 14 of Form N-14. Accordingly, no disclosure has been added in response to this comment.

13.Comment: Please confirm whether the Portfolio has received its tax opinion.

Response: The Registrant submits that it has received the applicable tax opinion. The tax opinion was filed with the Registrant's Form N-14 filing on October 21, 2022.

14.Comment: With respect to each Portfolio's principal risk disclosure, the Staff notes that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect each Portfolio. After listing the most significant risks, the remaining risk factors may be alphabetized.

Response: The Registrant has revised the principal risk disclosure.

15.Comment: In the "Management of the Target Portfolio, Acquiring Portfolio and Combined Portfolio" section of the Prospectus/Proxy Statement, consistent with Form N-1A, please include each portfolio manager's title and year of appointment.

Response: The Registrant respectfully submits that the disclosure regarding portfolio managers included their specific names and titles. In addition, the Registrant has revised the disclosure to include the month and year of appointment to the relevant Portfolio.

16.Comment: In the "Additional Information about the Target Portfolio and the Acquiring Portfolio" section of the Prospectus/Proxy Statement, the Registrant highlights the proxy is filed with the Securities and Exchange Commission. In this section, if applicable, please reference the name of the national securities exchange on which the Portfolios are listed and a statement that reports, proxy material and other information regarding the Registrant can be inspected at the exchange.

Response: The Registrant notes that the Acquiring Portfolio's shares will not be listed on an exchange. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

17.Comment: In Exhibit B to the Prospectus/Proxy Statement, please disclose the state and date each Portfolio was organized.

Response: The Registrant has revised the disclosure.

Accounting Comments:

18.Comment: Please confirm that the fee tables are current fees and expenses for all of the Portfolios and nothing has materially changed.

Response: The Registrant confirms the fee tables include current fees and expenses for all of the Portfolios and nothing has materially changed.

19.Comment: Please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of October 31, 2022.

20.Comment: As part of the Valuation discussion in the Plan of Reorganization, there are references to the net asset value (NAV) of the Acquiring Portfolio shall be determined by two decimal points and the NAV of the Target Portfolio shall be determined to the fourth decimal point. Please explain the difference.

Response: The Registrant uses 4 place NAV on the Target Portfolio to reduce breakage (ensuring there is minimal cash left behind after redemptions). The Registrant uses 2 place NAV on the Acquiring Portfolio since there can be other shareholders buying into the Acquiring Portfolio as of the merger date. The Registrant cannot give a 4 place NAV to the Target Portfolio shareholders while providing a 2 place NAV to every other shareholder (non-Target Portfolio shareholders) investing in the Acquiring Portfolio.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust